

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

Via E-mail
Mr. Christopher L. Winfrey
Chief Financial Officer
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, MO 63131

     **Re:    Charter Communications, Inc.**
              **Form 10-K for the fiscal year ended December 31, 2010**
              **Filed March 1, 2011**
              **File No. 1-33664**

Dear Mr. Winfrey:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Robert S. Littlepage  for

                              Assistant Director
                              Larry Spirgel